UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of February 2020

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.Stock Exchange announcement dated 3 February 2020 entitled ‘Total voting rights and issued capital'
2.Stock Exchange announcement dated 3 February 2020 entitled 'Transaction in Own Shares'
3.Stock Exchange announcement dated 4 February 2020 entitled 'Transaction in Own Shares'
4.Stock Exchange announcement dated 5 February 2020 entitled 'Transaction in Own Shares'
5.Stock Exchange announcement dated 6 February 2020 entitled 'Transaction in Own Shares'
6.Stock Exchange announcement dated 7 February 2020 entitled ‘Resolutions requisitioned by shareholders'
7.Stock Exchange announcement dated 7 February 2020 entitled 'Transaction in Own Shares'
8.Stock Exchange announcement dated 10 February 2020 entitled 'Transaction in Own Shares'
9.Stock Exchange announcement dated 11 February 2020 entitled 'Transaction in Own Shares'
10.Stock Exchange announcement dated 12 February 2020 entitled 'Rio Tinto to review future of ISAL smelter'
11.Stock Exchange announcement dated 12 February 2020 entitled 'Transaction in Own Shares'
12.Stock Exchange announcement dated 13 February 2020 entitled 'Transaction in Own Shares'
13.Stock Exchange announcement dated 14 February 2020 entitled 'Transaction in Own Shares'
14.Stock Exchange announcement dated 17 February 2020 entitled ‘Update on Tropical Cyclone Damien’
15.Stock Exchange announcement dated 17 February 2020 entitled 'Transaction in Own Shares'
16.Stock Exchange announcement dated 18 February 2020 entitled ‘Rio Tinto progresses Oyu Tolgoi power options’
17.Stock Exchange announcement dated 18 February 2020 entitled 'Transaction in Own Shares'
18.Stock Exchange announcement dated 19 February 2020 entitled 'Transaction in Own Shares'
19.Stock Exchange announcement dated 20 February 2020 entitled 'Oyu Tolgoi to pursue international arbitration’
20.Stock Exchange announcement dated 20 February 2020 entitled 'Transaction in Own Shares'
21.Stock Exchange announcement dated 21 February 2020 entitled 'Rio Tinto board changes’
22.Stock Exchange announcement dated 21 February 2020 entitled 'Transaction in Own Shares'
23.Stock Exchange announcement dated 24 February 2020 entitled 'Transaction in Own Shares'
24.Stock Exchange announcement dated 25 February 2020 entitled 'Transaction in Own Shares'
25.Stock Exchange announcement dated 26 February 2020 entitled 'Appendix 3A – Notification of dividend / distribution
26.Stock Exchange announcement dated 26 February 2020 entitled 'Rio Tinto to invest $1 billion to help meet new climate change targets’
27.Stock Exchange announcement dated 26 February 2020 entitled 'Transaction in Own Shares'
28.Stock Exchange announcement dated 28 February 2020 entitled 'Changes to RTFT Mineral Resources’
29.Stock Exchange announcement dated 28 February 2020 entitled 'Changes to RTIO Ore Reserves’
30.Stock Exchange announcement dated 28 February 2020 entitled 'Appendix 4G – Key Disclosures – Corporate Governance Council Principles and Recommendations’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	2 March 2020	Date	2 March 2020